Exhibit 99.1

MANITOBA

2017/18

Second Quarter Report

Honourable Cameron Friesen

Minister of Finance

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

SUMMARY

Budget 2017 provided the financial overview of the Government Reporting Entity (GRE) which includes core government, government business enterprises (such as Manitoba Hydro and Manitoba Public Insurance), and other reporting entities such as health authorities, social service authorities and school divisions.

Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles

(GAAP). The financial information in this report is presented in the same format as the budget.

The summary forecast for fiscal year 2017/18 is a net loss of $(827) million, a variance of $13 million from the net loss of $(840) million included in Budget 2017, primarily related to under expenditures in the Manitoba Agricultural Services Corporation partially offset by a decrease in personal income tax revenue.

GOVERNMENT REPORTING ENTITY Millions of Dollars

	2017/18 Summary
UNAUDITED	Forecast	Budget	Variance
Revenue
Income Taxes	4,007	4,194	(187)
Other Taxes	4,536	4,497	39
Fees and Other Revenue	2,361	2,307	54
Federal Transfers	4,197	4,163	34
Net Income of Government Business Enterprises	685	705	(20)
Sinking Funds and Other Earnings	235	235	-
Total Revenue	16,021	16,101	(80)

Expenditure
Health	6,663	6,681	(18)
Education	4,413	4,406	7
Families	2,161	2,159	2
Community, Economic and Resource Development	1,415	1,537	(122)
Justice and Other Expenditures	1,275	1,282	(7)
Debt Servicing	981	991	(10)
Total Expenditure	16,908	17,056	(148)
In-Year Adjustment/Lapse	(60)	(115)	55
NET INCOME (LOSS)	(827)	(840)	13

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

CORE GOVERNMENT OUTLOOK

The core government outlook provides information on the core government activities – the revenue and expenditure of government departments that are under the direct control of the Legislative Assembly. These revenues and expenditures reflect the day-to-day decisions that ultimately determine the success of the government strategies, plans and programs.

The core government forecast for fiscal year 2017/18 is on budget, with a net loss $(779) million after a $10 million transfer to the fiscal stabilization account.

Revenue is under budget by $(106) primarily as a result of a decline in personal income tax revenue, as experienced by other provinces and linked to changes in federal income taxes announced in 2015. The reduction is partially offset by increases in Corporate Income Tax and Retail Sales Tax.

Expenditures are projected to be under budget this year primarily in Health including lower costs due to previously announced Health capital project delays.

The 2017/18 Health budget was 1.8% larger than the previous year’s budget. Despite the lower projected spending in 2017/18, Health expenses are projected to be $115 million, or 1.9%, higher than 2016/17 actuals.

Program expenditures throughout government continue to be assessed for opportunities to reduce the growth of core government spending and improve the effectiveness with which government delivers results for Manitobans.

CORE GOVERNMENT Millions of Dollars

	2017/18 Core Government
UNAUDITED	Forecast	Estimated[1]	Variance
Revenue
Income Taxes	4,007	4,194	(187)
Other Taxes	3,843	3,795	48
Fees and Other Revenue	612	584	28
Federal Transfers	3,856	3,851	5
Net Income of Government Business Enterprises	592	592	-
Sinking Funds and Other Earnings	-	-	-
Total Revenue	12,910	13,016	(106)

Expenditure
Health	5,997	6,105	(108)
Education	2,776	2,778	(2)
Families	2,035	2,033	2
Community, Economic and Resource Development	1,532	1,538	(6)
Justice and Other Expenditures	1,134	1,126	8
Debt Servicing	225	240	(15)
Total Expenditure	13,699	13,820	(121)
In-Year Adjustment/Lapse	(20)	(35)	15
NET RESULT FOR THE YEAR	(769)	(769)	-
Transfer to Fiscal Stabilization Account	(10)	(10)	-
NET INCOME (LOSS)	(779)	(779)	-

1.	Budget figures are adjusted to include allocations from Enabling Appropriations.

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the core government for the first six months of the fiscal year is income of $20 million.

The six-month revenue variance of $145 million reflects increased retail sales and other activity and an over-payment in income taxes that will be recovered later in the year.

The six-month expenditure variance of $(203) million is primarily the result of timing of expenditures in various departments.

CORE GOVERNMENT OPERATING STATEMENT Millions of Dollars

	Year-to-Date to September 30
UNAUDITED	Actual	Estimated	Variance
Revenue
Income Taxes	2,144	2,096	48
Other Taxes	2,001	1,929	72
Fees and Other Revenue	263	254	9
Federal Transfers	1,900	1,893	7
Net Income of Government Business Enterprises	328	319	9
Sinking Funds and Other Earnings	-	-	-

Total Revenue	6,636	6,491	145

Expenditure
Health	3,116	3,170	(54)
Education	1,296	1,380	(84)
Families	1,001	1,013	(12)
Community, Economic and Resource Development	673	715	(42)
Justice and Other Expenditures	490	493	(3)
Debt Servicing	40	48	(8)

Total Expenditure	6,616	6,819	(203)

Net Result	20	(328)	348

Core government revenue and expenditure details are provided in Appendix I and II on pages 12 and 13, and information on core government capital investment can be found in Appendix III on page 14.

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

QUARTERLY FINANCIAL RESULTS (Continued)

The six-month net result of $20 million represents a variance of $210 million from the prior year. Revenue is up $362 million year-over-year, offset by an increase in expenditures of $152 million.

The year-over-year increase in revenue is primarily due to increases in Individual

Income Tax, Retail Sales Tax and Federal Transfers.

The year-over-year increase in expenditures mainly reflects increased spending in 2017/18 related to Health, Seniors and Active Living.

CORE GOVERNMENT COMPARISON TO PRIOR YEAR Millions of Dollars

	Year-to-Date to September 30
UNAUDITED	2017/18	2016/17	Variance

Revenue	6,636	6,274	362

Expenditure	6,616	6,464	152

Net Result	20	(190)	210

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

STRATEGIC INFRASTRUCTURE INVESTMENT

The Manitoba government is committed to spending at least $1 billion on strategic infrastructure in 2017/18 - roads and bridges, flood protection, hospitals, schools, universities and colleges, as well as municipal projects and other infrastructure.

As of the second quarter, strategic infrastructure investment is forecast to exceed $1.4 billion in 2017/18, materially higher than the Manitoba government’s commitment.

It is important to ensure that investment decisions are financially sustainable over the long term and are assessed to provide the best value for money.

In order to ensure value for money while meeting government’s commitments, all capital spending decisions continue to be scrutinized.

STRATEGIC INFRASTRUCTURE Millions of Dollars

	2017/18

	Forecast	Budget	Variance

Roads, Highways, Bridges and Flood Protection
Highways Infrastructure and Airport Runway Capital	478	510	(32)
Maintenance and Preservation - Highways	143	143	-
Water Related Infrastructure	54	60	(6)
Transportation Equipment and Aircraft	17	19	(2)
Maintenance and Preservation - Water	15	15	-

Subtotal	707	747	(40)

Health, Education and Housing
Health	263	358	(95)
Education	123	176	(53)
Housing	105	107	(2)

Subtotal	491	641	(150)

Other Provincial Infrastructure
Municipal and Local Infrastructure	209	270	(61)
Public Service Buildings, Equipment and Technology	61	88	(27)
Parks, Cottage and Camping	2	12	(10)

Subtotal	272	370	(98)

Total Strategic Infrastructure	1,470	1,758	(288)

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

BORROWINGS AND SUMMARY NET DEBT

At the end of the second quarter, Manitoba’s borrowing requirement has been revised to $6.5 billion, a reduction of $0.2 billion from Budget 2017, primarily due to reduced requirements for capital and general purpose borrowings.

Borrowings are used to finance capital related projects, and to finance the expenditures of priority government services in excess of generated income.

While these investments underpin and support Manitoba’s economic performance, Manitoba’s Government has committed to reduce the reliance on borrowings to ensure that the use of the debt is within reasonable and predictable limits.

Net debt to GDP is currently forecast at 34.8% compared to 35.7% included in Budget 2017.

CHANGE IN SUMMARY NET DEBT Millions of Dollars

	2017/18	2017/18
	Forecast	Budget
2016/17 Summary Net Debt	22,693	23,111
Net Investment in Tangible Capital Assets
Core Government	337	418
Other Reporting Entities	340	403

	677	821

Plus: Projected (Income) Loss for the Year
Core Government	779	779
Other Reporting Entities	48	61

	827	840

Change in Net Debt	1,504	1,661

Summary Net Debt	24,197	24,772

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

ECONOMIC REVIEW AND OUTLOOK

Overview

Economic growth was slightly stronger than expected in the first half the year. As a result, the outlook for 2017 has been revised up from Budget 2017. The Canada Summer Games combined with a sharp increase in capital spending on residential and non-residential structures and a record harvest have added to the rising sales in retail and manufacturing.

Growth is expected at 1.9% in 2018, which is slightly lower than this year due to one-time events. However, uncertainty remains elevated with concerns over persistent low commodity prices, rising interest rates and international trade agreements.

Manitoba’s real Gross Domestic Product (GDP) is forecast to increase by 2.3% in 2017, compared to 2.0% estimated in Budget 2017. Growth in 2018 is lowered to 1.9% from 2.0% in Budget to 2017.

Strengthening business and consumer confidence in the global economy and the corresponding increase in demand conditions, especially in Canada, Japan, Euro area and China, has prompted the International Monetary Fund (IMF) to raise its global economic outlook. Global growth is forecast to increase from 3.2% in 2016, the slowest pace since the Great Recession, to 3.6% in 2017 and to 3.7% in 2018.

The outlook for the U.S. was lowered from earlier this year, due to weaker than expected growth in the first quarter and the impact of assumed major tax cuts being removed from the IMF outlook in 2017.

A solid pick-up in spending on capital equipment and on consumer durable goods in the second and third quarter of 2017 is offsetting the weakness, resulting in a U.S. growth forecast at 2.2% in 2017 and 2.3% in 2018.

The Canadian economy accelerated in the first half of the year and then moderated in the third quarter, averaging 3.2% quarterly growth in 2017 (annual rate). Net operating surpluses from corporations increased by 25% on a year-to-date basis compared to a 1.9% decline in 2016. Wages and salaries growth has increased as well.

These gains are supporting robust growth in consumer spending and a recovery in business capital investments, especially on machinery and equipment. Energy exports also surged in the second quarter.

Given these strong results, Bank of Canada (BoC) raised the target interest rate by 0.5% this year and raised its Canadian real GDP forecast to 3.1% for 2017, more than doubling the 1.4% growth estimated in 2016.

With the recovery boosting growth in 2017, Canadian growth is expected to moderate in 2018, as domestic demand is expected to return to a balance growth pattern.

The third quarter results indicates some moderation in Canadian growth with exports declining. The higher interest rates could temper interest sensitive spending going forward. Accordingly, the BoC is forecasting a deceleration in growth in 2018 to 2.1%, a full percentage slower than the 2017 forecast.

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

The current momentum in global demand could provide a positive boost for the outlook in 2018. However, unexpected international trade restraints such as the recent countervailing duties imposed by the U.S. on Canadian aircraft and softwood lumber exports, can quickly and significantly change trade flows between the two countries, affecting businesses and workers on both sides.

The uncertainty on a renegotiated NAFTA also tempers the economic and inflation outlooks over the medium term.

Manitoba Economic Performance

In this Economic Review and Outlook report, annual, quarterly and monthly economic statistics are on a calendar year basis. These statistics are often revised and can change the assessment of economic performance over time.

Manitoba’s key economic indicators point to a noticeable strengthening of the recovery in the first half of 2017. The strength is relatively wide ranging among industrial sectors, has quickly reversed the decline in jobs in 2016, and is lifting incomes.

As with the national situation, preliminary third quarter data shows the momentum stabilizing and could result in a slower pace of growth in the second half of 2017 and into 2018.

Despite the strengthening economy, Manitoba’s inflation rate is relatively low and stable, averaging 1.4% in 2017, up marginally from 1.3% in 2016. Increasing costs for shelter and transportation is being offset by declining prices for food, clothing and footwear products.

Manitoba’s employment growth accelerated over the last year, adding 13,500 jobs since November 2016. This is a reversal from the 2,600 job losses in 2016. The labour market has added 9,400 new workers over the same period.

With jobs being created faster than new workers entering the labour force, the unemployment rate has dropped to an average of 5.4% in 2017 from 6.1% in 2016, and averaging the second lowest in Canada.

Strong labour market conditions have lifted average weekly earnings growth to 2.4% in 2017, the highest increase among provinces and the strongest growth since 2014.

Compensation of employees increased by 4.0% in the first three quarters of 2017 compared to 2.2% annual growth in 2016.

Manitoba’s retail sales soared in the first three quarters of 2017 and set a quarterly record with sales at almost $5 billion in the second quarter.

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

Gains in retail receipts were largely attributed to grocery stores, building material and garden equipment stores and general merchandise stores. Sales at health and personal care stores and used car dealers continue to slow, dampening the overall strength, and could further moderate retail sales growth in the second half of 2017.

Manufacturing sales picked-up in the third quarter of 2016 and continued to climb through the third quarter of 2017. On a year-to-date basis, sales were up by 5.6% in 2017, compared to 1.3% annual growth in 2016.

The increase in manufacturing sales were widely distributed among industries, but led by transportation equipment, processed foods, machinery and equipment, and primary metal product sales.

Investment from Manitoba Hydro’s capital program coupled with increased spending on commercial, industrial and institutional buildings is supporting strong growth in capital investment in Manitoba.

Total investment in non-residential building structures was up by 15% in the first nine months of 2017, setting a new record in the third quarter of 2017 (annualized basis), as spending ramped up on several large business properties, including the True North Square in downtown Winnipeg.

With the construction of a new $400 million pea-protein manufacturing facility in Portage La Prairie, relatively high capital spending levels will be sustained in the first half of 2018.

Production at this new facility is expected to begin in 2019 with approximately 150 new jobs.

Strong fundamentals and one-time factors has resulted in new home construction activity being pulled forward into the first half of 2017.

The advance has boosted housing starts by 48% in the first nine months of the year, the largest increase among provinces and well above the 8.7% national average increase.

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

On an annualized basis, almost 7,200 new residential units were started over a twelve-month period ending in the third quarter of 2017, the largest increase since 2013.

As new construction reverts back to market fundamentals, housing starts should show a decline in growth in 2018.

International merchandise exports rebounded from a 1.8% decline in 2016 to a 4.3% increase in the first ten months of 2017. Foreign merchandise sales were led by agricultural products, followed by processed food products, machinery and equipment, electricity and fabricated metal products. Sales have lagged for chemical products, primary metals and mining and oil extraction products.

Merchandise export sales to non-U.S. markets have increased by 18%, bolstered by a 37% increase in sales to China. Led by a reduction in the value of sales of chemical products and oil, exports to the U.S. have continued to decline, down by 2.0% so far in 2017, further to the 3.8% drop in 2016.

Due to current market conditions for base metals and environmental regulations, Vale Canada has placed its Birchtree nickel mine on “care and maintenance” and will be closing its smelter by the end of 2018. Also, Hudbay has indicated that Reed mine is slated for closure in late 2018 and its 777 mine is expected to shut down in 2019 or 2020.

Both mine operators are working on minimizing the employment impact through attrition, assigning workers to other plants or finding other opportunities in the industry.

There are a number of potential mining projects that are under development. Among them, the Lynn Lake Project by Alamos Gold Inc. is currently proceeding through a feasibility study. Klondex Mines Ltd. is ramping up production at its Rice Lake mine. Minnova Corporation is working towards restarting the Puffy Lake mine. In addition, a number of mines currently under “care and maintenance” could return to production, if base metal prices sharply rise.

Preliminary estimates from Statistics Canada indicate higher than expected crop yields and an overall record in the volume of grain and oilseed produced in 2017.

Compared to the 2016 harvest, crop production increased for oats (44.5%), soybeans (40.3%), grain corn (18.3%), and canola (15.3%), while wheat production decreased 8.7% and the barley harvest decreased by 24.5%.

Manitoba hog inventory rose to a record level in early January 2017. International exports of hogs fell by 4.0% while hogs destined for processing increased by 1.1%. Cattle production has been relatively stable for a number of years. Last year, inventory increased by 2.3%, as interprovincial exports decreased by 1.0%.

Timing and the deferral of sales payments, among other factors, propelled Manitoba’s crop receipts by 11.9%, to a record $4.0 billion over a twelve month period ending in the third quarter of 2017. Livestock receipts were down by 4.1%. Total farm cash receipts increased by 5.9%,, surpassing $6.2 billion over four quarters, the highest ever in Manitoba.

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

Manitoba Outlook at a Glance
(per cent change unless noted)
	2016	2017f	2018f
Gross Domestic Product
Real	1.9	2.3	1.9
Nominal	2.5	4.3	3.8
Employment	(0.4)	1.5	0.9
Unemployment Rate (%)	6.1	5.4	5.4
Consumer Price Index	1.3	1.6	1.9
Population	1.8	1.5	1.3

f – Forecast

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic Forecasts (2017f – 2018f)

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

Appendix I

2017/18 CORE GOVERNMENT REVENUE BY SOURCE Thousands of Dollars

	Year-to-Date to September 30			Full Year
UNAUDITED	Actual	Estimated	Variance	Forecast	Budget	Variance
Income Taxes
Individual Income Tax	1,794,784	1,767,182	27,602	3,438,335	3,650,335	(212,000)
Corporation Income Tax	349,296	328,745	20,551	568,240	543,240	25,000

Subtotal: Income Taxes	2,144,080	2,095,927	48,153	4,006,575	4,193,575	(187,000)

Other Taxes
Corporations Taxes	150,170	144,104	6,066	283,915	281,915	2,000
Fuel Taxes	172,694	167,161	5,533	339,683	334,683	5,000
Land Transfer Tax	52,018	40,996	11,022	84,109	84,109	-
Levy for Health and Education	238,878	230,018	8,860	482,528	477,528	5,000
Oil and Natural Gas Tax	3,796	4,160	(364)	7,456	6,658	798
Retail Sales Tax	1,253,534	1,210,411	43,123	2,392,724	2,357,724	35,000
Tobacco Tax	128,351	130,956	(2,605)	248,612	248,612	-
Other Taxes	1,439	1,393	46	4,109	4,094	15

Subtotal: Other Taxes	2,000,880	1,929,199	71,681	3,843,136	3,795,323	47,813

Fees and Other Revenue
Fines and Costs and Other Legal	30,210	28,687	1,523	57,771	53,772	3,999
Minerals and Petroleum	7,392	6,463	929	12,821	10,851	1,970
Automobile and Motor Carrier Licences and Fees	85,828	73,816	12,012	153,770	153,770	-
Parks: Forestry and Other Conservation	11,360	13,368	(2,008)	38,354	34,030	4,324
Water Power Rentals	62,308	62,207	101	120,127	110,920	9,207
Service Fees and Other Miscellaneous Charges	49,518	53,094	(3,576)	197,362	188,344	9,018
Revenue Sharing from SOAs	16,695	16,646	49	32,680	32,680	-

Subtotal: Fees and Other Revenue	263,311	254,281	9,030	612,885	584,367	28,518

Federal Transfers
Equalization	910,197	910,199	(2)	1,820,398	1,820,400	(2)
Canada Health Transfer (CHT)	688,615	677,718	10,897	1,366,297	1,355,400	10,897
Canada Social Transfer (CST)	250,811	250,811	-	501,600	501,600	-
Shared Cost and Other Transfers	50,561	54,745	(4,184)	167,467	173,440	(5,973)

Subtotal: Federal Transfers	1,900,184	1,893,473	6,711	3,855,762	3,850,840	4,922

Net Income of Government Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	327,600	319,000	8,600	592,000	592,000	-

Total Revenue	6,636,055	6,491,880	144,175	12,910,358	13,016,105	(105,747)

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

Appendix II

2017/18 CORE GOVERNMENT EXPENDITURE BY SECTOR/DEPARTMENT Thousands of Dollars

	Year-to-Date to September 30			Full Year
UNAUDITED	Actual	Estimated	Variance	Forecast	Budget[1]	Variance
Health
Health, Seniors and Active Living	3,115,757	3,170,259	(54,502)	5,997,102	6,104,877	(107,775)

Education
Education and Training	1,296,340	1,380,383	(84,043)	2,776,117	2,778,432	(2,315)

Families
Families	1,001,126	1,013,262	(12,136)	2,035,357	2,033,357	2,000

Community, Economic and Resource Development
Agriculture	43,287	36,811	6,476	191,506	191,506	-
Growth, Enterprise and Trade	36,110	41,955	(5,845)	84,338	86,198	(1,860)
Indigenous and Northern Relations	15,475	16,772	(1,297)	31,002	31,108	(106)
Infrastructure	320,720	321,907	(1,187)	664,769	666,659	(1,890)
Municipal Relations	175,109	213,051	(37,942)	408,765	410,252	(1,487)
Sustainable Development	82,124	84,536	(2,412)	151,128	152,394	(1,266)

Total Community, Economic and Resource Development	672,825	715,032	(42,207)	1,531,508	1,538,117	(6,609)

Justice and Other Expenditures
Legislative Assembly	20,945	22,373	(1,428)	46,741	46,829	(88)
Executive Council	3,145	2,865	280	4,861	4,861	-
Civil Service Commission	10,560	11,338	(778)	21,404	21,404	-
Employee Pensions and Other Costs	(809)	683	(1,492)	22,210	22,210	-
Finance	135,160	127,964	7,196	264,150	266,077	(1,927)
Justice	258,563	266,259	(7,696)	602,106	602,106	-
Sport Culture and Heritage	45,196	34,816	10,380	78,519	78,658	(139)
Enabling Appropriations	-	-	-	26,635	26,635	-
Other Appropriations	17,546	26,458	(8,912)	67,111	56,800	10,311

Total Justice and Other Expenditures	490,306	492,756	(2,450)	1,133,737	1,125,580	8,157

Debt Servicing	39,753	47,836	(8,083)	225,000	240,000	(15,000)

Total Expenditure	6,616,107	6,819,528	(203,421)	13,698,821	13,820,363	(121,542)

1.	Budget figures are adjusted to include Enabling Appropriations.

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2017

Appendix III

2017/18 CORE GOVERNMENT CAPITAL INVESTMENT BY DEPARTMENT Thousands of Dollars

	Year-to-Date to September 30			Full Year
UNAUDITED	Actual	Estimated	Variance	Forecast	Budget	Variance

Agriculture	-	-	-	552	552	-
Education and Training	-	-	-	-	-	-
Families	-	-	-	202	219	(17)
Finance	13,501	18,136	(4,635)	37,795	62,000	(24,205)
Health, Seniors and Active Living	-	-	-	854	1,254	(400)
Infrastructure	230,501	255,428	(24,927)	547,861	589,035	(41,174)
Justice	234	1,902	(1,668)	2,429	2,429	-
Sport, Culture and Heritage	-	-	-	120	120	-
Sustainable Development	395	1,845	(1,450)	5,101	15,439	(10,338)
Internal Service Adjustments	-	-	-	15,450	17,450	(2,000)

Total Capital Investment	244,631	277,311	(32,680)	610,364	688,498	(78,134)